

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Ron J. Copher
Executive Vice President and CFO
Glacier Bancorp, Inc.
49 Commons Loop
Kalispell, MT 59901

> **Re: Glacier Bancorp, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-41170**

Dear Ron J. Copher:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Lending Activity, page 36

1. We note from your tabular disclosure that commercial real estate ("CRE") loans increased $506 million, or 5% during fiscal year ended December 31, 2023 and represents a significant portion of your total loan portfolio. We also note disclosure on page 16 that your loan portfolio contains a significant number of CRE loans with relatively large balances and the deterioration of one or more of these loans may cause a significant increase in non-performing loans and could result in a loss from earnings, an increase in the provision for credit losses, or an increase in charge-offs, which could have a material adverse impact on your business. Please revise, in future filings, to further disaggregate the composition of your CRE loan portfolio to address geographic and other concentrations to the extent material to an investor's understanding of your CRE loan portfolio. In this regard, provide quantitative and qualitative disclosure regarding current weighted average and/or range of loan-to-value ratios and occupancy rates and disclose the extent of your exposure by borrower type, such as office, retail, hotel and multifamily.

2.   Additionally, we note your disclosure on page 16 that federal bank regulators have highlighted the increased risk associated with CRE loans, including with respect to the higher vulnerability of these credits to pressure as interest rates remain elevated and market conditions in many large metropolitan areas continue to show signs of stress. Please revise to clarify the specific risk management policies, procedures or other actions undertaken by management in response to the current environment.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Victor Cecco at 202-551-2064 or John Spitz at 202-551-3484 with any questions.

Sincerely,

Division of Corporation Finance
Office of Finance